FILED BY CLASSIC BANCSHARES, INC. PURSUANT TO RULE 425 UNDER THE
                 SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: CLASSIC BANCSHARES, INC.
                                                   COMMISSION FILE NO. 000-27170


NEWS RELEASE
--------------------------------------------------------------------------------
                                                           For Immediate Release
                                                               December 29, 2004

        City Holding Company and Classic Bancshares, Inc. Announce Merger

CHARLESTON, West Virginia - City Holding Company (Cross Lanes, West Virginia) (Nasdaq: CHCO) and Classic Bancshares, Inc. (Ashland, Kentucky) (Nasdaq: CLAS) announced today the execution of a definitive agreement for City Holding to acquire Classic and its wholly-owned subsidiary, Classic Bank. Classic is a $340 million commercial bank that operates ten full-service branches located in Boyd, Carter, Greenup and Johnson Counties in Kentucky and Lawrence County in Ohio. City Holding and Classic anticipate that the transaction will be completed in the second quarter of 2005, pending regulatory approvals, the approval of the shareholders of Classic and completion of other customary closing conditions. The directors of Classic have agreed to vote their shares in favor of the merger.

Under the terms of the agreement, shareholders of Classic will receive .9624 shares of City common stock (valued at $35.42, based on City's December 28, 2004 closing price of $36.80 per share), and $11.08 in cash for each share of Classic common stock owned by them. Additionally, Classic has agreed to sell or have repaid a $4 million performing commercial loan prior to the closing date of the transaction, and has further agreed that if that loan is sold or repaid for less than its legal balance, shareholders of Classic will receive a proportionate reduction in the cash received. While Classic management believes the loan will be sold or repaid for its legal balance, the cash received by shareholders in the merger could range between $9.47 and $11.08 per share depending on the results of the sale or repayment of the loan. The total transaction value is estimated at $77.4 million (assuming that outstanding stock options for 109,435 shares held by directors of Classic will be cashed out at the difference between the merger consideration and the exercise price of the options and stock options for 210,385 shares will be exercised prior to the closing).

"We are very pleased that Classic has chosen to partner with City Holding Company," stated Gerald R. Francis, President, Chairman and Chief Executive Officer of City. "Classic is the perfect institution to enable us to strengthen our retail and business presence in the Huntington/Ashland MSA and surrounding areas. We look forward to working with the staff at Classic to grow in the markets of Boyd, Greenup, Carter and Johnson Counties, Kentucky and Lawrence County, Ohio."

The merger of City and Classic solidifies City's market share in the important Huntington/ Ashland MSA. City currently is the fourth largest banking institution in the MSA while Classic is the 11th largest. On a combined basis, City will become the largest banking franchise in this $3.5 billion market with deposits of $361 million, 14 branches and 23 ATMs.

"We are thrilled to be joining such an excellent organization," said David B. Barbour, President and Chief Executive Officer of Classic. "City has a solid track record of delivering quality services and products to its customers while achieving extraordinary results for its shareholders. They have culture that completely fits our community banking model and we share the same core values of dedication to our customers, employees and community."

Keefe Bruyette & Woods, Inc. served as financial advisor to Classic and RBC Capital Markets served as financial advisor to City. Ernst-Webb LLC served as integration Consultants for the business combination. Luse Gorman Pomerenk & Schick, P.C., served as legal advisor to Classic. Barnes & Thornburg LLP served as legal advisor to City.

About City Holding Company
City is a $2.2 billion diversified financial holding company with its headquarters in Cross Lanes, West Virginia. The company operates 56 branch locations and 64 ATMs serving communities across West Virginia and Ohio. City Holding Company was named by Forbes magazine as the top performing bank in one-year price appreciation in 2002. For a second consecutive year, City made the American Banker Association's (ABA) Top Performer list, which ranks the performance of domestic institutions with assets over $1 billion, based on return on average equity for the previous year. City Holding Company is ranked 14th on the ABA's 2004 list, with a 2003 return on average equity of 24.5%. City is located on the web at www.cityholding.com.

About Classic Bancshares, Inc.

Classic Bancshares, Inc. is the holding company of Classic Bank. Classic operates a network of 10 branches located in Boyd, Carter, Greenup and Johnson Counties in Kentucky and Lawrence County in Ohio. Classic is located on the web at www.classicbank.com.

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The companies intend such forward-looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K or Form 10-KSB, which disclosures are incorporated by reference herein and which also include the risk that Classic will be unable to sell or have repaid the $4 million commercial loan described above for its legal balance. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

City will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include a proxy statement/prospectus that will be mailed to Classic's shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by City will be available free of charge from the Secretary of City at 25 Gatewater Road, Cross Lanes, West Virginia 25313, telephone (304) 769-1112. Documents filed with the SEC by Classic will be available free of charge from the Secretary of Classic at 344 17th Street, P.O. Box 1527, Ashland, Kentucky, 41105, telephone (606) 326-2800. CLASSIC shareholders SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary. Classic and its directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON JULY 22, 2004, WITH RESPECT TO CLASSIC. Additional information regarding the interests of the participants may be obtained by reading the proxy statement/prospectus regarding the merger when it becomes available.

For more information contact:
Gerald R. Francis                           David B. Barbour
Chairman, President and CEO                 President and CEO
City Holding Company                        Classic Bancshares, Inc.
(304) 769-1101                              (606) 326-2828